Exhibit 99.1

Fund 1 Investments LLC
100 Carr 115, Unit 1900 | Rincon, Puerto Rico 00677

October 30, 2026

Board of Directors
Xponential Fitness, Inc.
17877 Von Karman Avenue, Suite 100
Irvine, California 92614

Members of the Board:

Fund 1 Investments LLC (together with its affiliates, "Fund 1" or "we") currently has economic exposure to approximately 19.9% of the outstanding Class A common stock of Xponential Fitness, Inc. ("Xponential" or the "Company"), consisting of 4,170,610 shares, or approximately 9.9% of the outstanding, and cash-settled total return swaps referencing an aggregate of 4,213,826 notional shares, or approximately 9.98% in additional economic exposure. Fund 1 is a global long/short equity firm that makes both public and private investments, primarily in the consumer, telecom, media and technology sectors. We have a long history of engaging constructively with boards and management teams, including on numerous strategic reviews, and we try to approach every situation with both humility and level-headedness.

As a result, we applauded the Company’s announcement on April 6, 2026, that it initiated a review of strategic alternatives, including a potential sale or merger, led by its independent directors and advised by Jefferies. That was the right decision. More than six months later, however, there has been no publicly announced progress on the review and shareholders have suffered a further decline in the value of their investment. Despite the long-term value of the Company’s franchise system, near-term pressure on same-store sales – combined with the Company’s leveraged balance sheet and legacy issues – continues to weigh on the Company’s valuation. Its share price has continued to underperform, declining from $6.76 on April 6, 2026, to $3.74 on October 29, 2026.

Our Proposal: A Take-Private Transaction Is a Sensible Solution for All Shareholders

Similar to several other situations in which we were heavily involved, we believe there is a sensible solution for Xponential that serves all shareholders: a take-private acquisition. As a private company, Xponential could focus on rebuilding studio-level demand, generating free cash flow and strengthening its balance sheet, without the pressure of quarterly reporting and the demands of public market investors. We have seen these benefits firsthand through several take-privates we have executed over the last several years, including L'Occitane (completed October 2024) and Tile Shop Holdings (completed December 2025). We have also participated as a credible, committed counterparty in numerous other sale processes and that track record gives us direct knowledge of the value that can be delivered to shareholders through privatization.

We therefore urge the Board to explore a take-private acquisition of Xponential for cash led by Fund 1. While we are interested in acquiring 100% of the Company, we also are open to allowing other shareholders to participate in the acquisition alongside Fund 1, with Fund 1 acquiring the majority interest, so that they can take part in any upside. We would expect the scope of participation by other shareholders to be determined through the Board's strategic process, which may focus on holders of meaningful size and capital. We remain open to other shareholders and outside parties presenting their own solutions as well.

Based on our review of publicly available information to date, we are prepared to propose an acquisition price in the range of $5.61 to $7.00 per share in cash, which is at least 50% above the closing price of $3.74 on October 29, 2026. This would allow shareholders to receive immediate cash value at a significant premium, while allowing other investors who share our conviction in Xponential's long-term potential to participate in its future upside. Our non-binding proposal is based entirely on publicly available information, and any final price would be subject to standard due diligence and determined through the Board's process. If, after completing further due diligence, we become aware of some component or aspect of the business and its prospects that provides evidence of additional value, we are prepared to increase our proposed price to reflect this new information.

This letter is a non-binding indication of interest only. Any transaction would be subject to, among other things: (1) review and approval by the Board, advised by its own independent financial and legal advisors; (2) satisfactory completion of due diligence; (3) financing; and (4) the negotiation and execution of mutually acceptable definitive agreements. We confirm that the definitive transaction agreements would not include a financing condition.

In connection with a potential transaction, we would ultimately ask the Board to waive the application of the Company's Stockholder Rights Agreement, dated October 12, 2026, so that we are able to work with any other existing shareholders interested in participating in the transaction. Neither party will have any obligation to the other unless and until definitive agreements are executed. We also are open to any alternative you propose that would deliver greater value to shareholders.

Our commitment to Xponential does not depend on a transaction. Shareholders of Citi Trends, Inc. (Nasdaq: CTRN) and BJ’s Restaurants, Inc. (Nasdaq: BJRI) have seen firsthand how we engage as a significant public company shareholder. At both companies, we were meaningfully involved in reshaping the board and management team, and both have since delivered substantial earnings growth and seen their share prices increase by at least 100% from when we first filed a Schedule 13D.1 Whether Xponential pursues a take-private transaction or remains a public company, the Board and management can expect the same level of engagement from us.

Our Track Record of Open and Constructive Engagement With the Board

Our interactions with the Board to date have been highly constructive, and we are grateful to you for that. We came into this situation with an open mind and, given the governance challenges the Company has faced in the past, expected hurdles. Instead, we have been genuinely, positively surprised. You have shown a clear focus on good governance and a real commitment to your fiduciary duties. Our interactions have been sincere, open and professional. We have come to value that relationship, and we want shareholders to hear our candid assessment of it ahead of their consideration of our proposal. We look forward to continuing to work together in a constructive manner toward an outcome that is in the best interests of all shareholders and other stakeholders.

On September 28, 2026, Fund 1 and the Company entered into a letter agreement under which the Board approved our acquisition of additional shares for purposes of Section 203 of the Delaware General Corporation Law. In return, Fund 1 agreed, for five years, not to acquire shares or derivative positions that would bring our beneficial ownership above 19.9% of the outstanding Class A common stock, and to vote any shares above 9.9% in the same proportion as all other holders. The letter agreement is filed as an exhibit to our Schedule 13D.

1 FactSet. Change in share price from the date of Fund 1’s first 13D filing (Sep. 28, 2023 for Citi Trends and Jan. 18, 2024 for BJ’s Restaurants) through market close on October 29, 2026.

As a Schedule 13D filing party, we are making this letter public so that all shareholders are aware of our interest in a potential take-private transaction. We encourage shareholders to contact us and the Company with their views on such a transaction, including whether they would be interested in participating.

We are ready to meet with you as soon as possible to discuss our proposal in further detail, and we are eager to build on the relationship we have developed. We look forward to supporting a successful outcome for the shareholders, franchisees, employees and members of Xponential.

Best regards,

Fund 1 Investments LLC